SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
March, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                                             Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                                     No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

Total Number of pages is 4

NEWS RELEASE

Birch Mountain Files NI 43-101 Hammerstone Technical Report
and 2004 Annual Financial Report

CALGARY, March 30, 2005 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or "the Company") announces filing of the National Instrument 43-101 ("NI 43-101") technical report on the recently completed Hammerstone prefeasibility study by AMEC Americas Limited and our 2004 Annual Financial Report, both available in public filings at www.sedar.com and www.sec.gov.

Filing the 43-101 is a significant milestone that defines reserves and project economics and should enable the Company to meet the requirements to upgrade our listings on the TSX Venture Exchange in Canada and the OTC-Bulletin Board in the United States to the Toronto and American Stock Exchanges, respectively.

Details of the prefeasibility study are included in the Company's news release of February 25, 2005 (http://www.birchmountain.com/Pages/news.html), which includes the following highlights:

•	Hammerstone limestone reserves total 1.19 billion tonnes comprising 571 million tonnes ("Mt") of proven limestone reserves and 620 Mt of probable limestone reserves;

•	The ultimate quarry life could be up to 70 years, with additional resources remaining in place after that time;

•

The combined pre-tax net present value of the aggregate and quicklime components of Hammerstone is $698 million calculated at a 7.5% discount rate, with an internal rate of return of 30%, in constant Q4 2004 Canadian dollars and unescalated prices and costs; and

•	The capital estimate for initial aggregate and quicklime production totals $130 million and future increases in quicklime plant capacity will require $70 million in 2011 and $91 million in 2021.

The Audited Consolidated Financial Statements reflect an industrial minerals company in its development phase. The Company expects to start generating income from aggregate sales shortly following the completion of all regulatory approvals.

Selected Annual Financial Information	2004	2003	2002
Sales Interest and other income G&A expenses Mineral exploration costs Future income tax recovery	$ - 48,190 1,872,876 762,371 1,363,000	$ 100,000 211,973 1,136,023 744,385 1,011,000	$ 250,000 986 1,170,931 976,305 86,300
Net loss	1,224,057	557,435	1,809,950
Net loss per share, basic and fully diluted	$ (0.02)	$ (0.01)	$ (0.05)
Total assets Cash and cash equivalents Capitalized mineral exploration costs	$ 9,532,423 5,444,270 3,489,369	$ 2,424,233 1,818,292 336,136	$ 265,092 47,782 -

The Hammerstone project ("Hammerstone") includes; the aggregate-only Muskeg Valley Quarry ("MVQ"), an expanded quarry and aggregate plant, and a quicklime plant. The Company intends to begin construction and aggregate operations prior to the end of Q2 2005, once all necessary regulatory approvals and permits under the original EIA/Application are in place. Start-up and operation will be by a contract operator to minimize initial capital costs.

The Athabasca oil sands region currently produces approximately 1 million barrels of bitumen per day (bpd) and is expected to produce 3 million bpd by 2017 and ultimately over 5 million bpd. Aggregate and quicklime are essential components of construction and operation of the oil sands industry. Birch Mountain will play a key role in providing a local supply of these industrial minerals.

Birch Mountain's technical divisions are directed by Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

Based in Calgary, Birch Mountain is dedicated to developing the industrial mineral and precious metals potential of our Athabasca mineral property in northeastern Alberta. Our Industrial Minerals Division expects to initiate sales of high-quality limestone aggregates in 2005 and quicklime and related products in 2008. A secondary program is our research to advance our ability to accurately and reproducibly measure precious metal concentrations in rocks from our Athabasca mineral property.

The Company has 67,257,417 common shares issued and outstanding, and 78,398,057 common shares, fully diluted. Birch Mountain's Annual General and Special Meeting is set for Thursday May 12, 2005, at 3:30 pm in the Angus/Northcote Room, Plus 30 Level Conference Centre, Bow Valley Square II, 205 5th Avenue SW, Calgary, Alberta.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Birch Mountain Resources Ltd. Douglas Rowe, President & CEO or Don Dabbs, Senior Vice President Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel 973.912.0980 Fax 973.912.0973

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

March 30, 2005

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
DOUGLAS J. ROWE
President and Chief Executive Officer